

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2021

Joseph B. Zanco
President and Chief Executive Officer
Catalyst Bancorp, Inc.
235 N. Court Street
Opelousas, Louisiana 70570

> **Re: Catalyst Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 12, 2021**
> **File No. 333-254200**

Dear Mr. Zanco:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed March 12, 2021

Cover Page

1. We note that you are making the subscription offer to eligible depositors. Please note on the cover page the minimum balance required to be eligible to participate in the offer, if any, or state that no minimum balance is required.

Summary, page 1

2. Consistent with your disclosure on page 97, please disclose in the summary that upon completion of the conversion, St. Landry Homestead Federal Savings Bank will cease to have members and former members will no longer have voting rights, and that all voting rights in St. Landry Homestead Federal Savings Bank will be vested in Catalyst Bancorp as the sole shareholder of St. Landry Homestead Federal Savings Bank.

How We Determined the Offering Range and the $10.00 per Share Offering Price, page 4

3. Please briefly summarize the primary differences between the registrant and the peer group used by the appraiser and the reasons for the downward adjustments made for profitability growth and viability of earnings, and for primary market area as discussed on page 98.

Our emphasis on residential mortgage loans exposes us to lending risks, page 14

4. We note from your disclosure here and on page 58 that a "significant" portion of your one- to four-family residential loans are considered non-conforming loans. Please clarify the percentage of such loans that are non-conforming, and discuss further any associated risk with originating a significant number of non-conforming loans.

The geographic concentration of our loan portfolio, page 15

5. Please disclose whether your local market area has experienced any material declines in real estate values during the last year or a material increase in the number of foreclosures.

The building of market share through our branch office strategy, page 17

6. We note your plan to open a new branch office by the end of 2021, with additional offices possible after conversion. Please disclose the anticipated costs to open new branches as well as the anticipated and/or historical timeframe before branch offices become profitable.

Security breaches and cybersecurity threats could compromise our information and expose us to liability, page 19

7. Please clarify whether you have experienced any material breaches of the types you reference. Refer to CF Disclosure Guidance: Topic No. 2 - Cybersecurity, and Commission Statement and Guidance on Public Company Cybersecurity Disclosures, Release No. 33-10459. Also, to the extent cybersecurity risks are material to your business, please disclose under another appropriately captioned section the nature of the board's role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board's leadership structure.

Comparison of Financial Condition At December 31, 2020 and December 31, 2019
Borrowings, page 47

8. We note disclosure that during the fourth quarter of 2020 you repaid $25 million of outstanding FHLB advances, of which $10 million was treated as a debt modification. As a result, prepayment penalties of $1.5 million were charged to earnings with $1.2 million in prepayment penalties being deferred and amortized as an adjustment to interest expense. Please tell us and revise your filing to explain how you determined the $10

million in restructured FHLB debt represented a modification rather than an extinguishment of debt. Please refer to ASC 470-50-40-9 through 40-10 for guidance.

Transactions With Related Persons, page 93

9.   Please disclose in this section the loans made to officers and directors discussed on pages F-26, to the extent that these meet the criteria for transactions with related persons pursuant to Item 404 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance